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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 11, 2003

CSR Limited
(Translation of registrant's name into English)

9 Help Street, Chatswood  NSW  2067  AUSTRALIA
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K relates to the following events:

  1)
  Rinker Materials Corporation provides an update on, and announces completion of, its tender offer and consent solicitation for its 6.875% Guaranteed Notes due 2004.

  2)
  CSR Finance Limited and CSR Limited announce completion of the consent solicitation with respect to CSR Finance Limited's 7.70% Guaranteed Notes due 2025 in connection with the exchange offer by Rinker Materials Corporation, whereby Rinker Materials Corporation offered to exchange its new 7.70% Guaranteed Notes due 2025 for CSR Finance Limited's 7.70% Guaranteed Notes due 2025.

  3)
  The supplemental indentures attached hereto as Exhibits 99.2, 99.3, 99.4 and 99.5 are effective as of March 28, 2003, the date on which the demerger, or spin-off, of Rinker Group Limited from CSR Limited was effective.

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ CSR LIMITED (Registrant)
By:	/s/ LUKE KEIGHERY (Signature)* Manager, Investor Services

Date 11 April 2003

*
Print the name and title of the signing officer under his signature.

Exhibit Index

Exhibit 99.1	Press Release, dated March 20, 2003 relating to the Rinker Materials Corporation ("Rinker Materials") 6.875% Guaranteed Notes due 2004 (the "2004 Notes")
Exhibit 99.2	Press Release, dated March 28, 2003, relating to the 2004 Notes
Exhibit 99.3	Announcement, dated March 28, 2003, to holders of the CSR Finance Limited ("CSRF") 7.70% Guaranteed Notes due 2025 (the "2025 Notes")
Exhibit 99.4
Supplemental Indenture among Rinker Materials, CSR, RGL and Bank One, N.A. (the "Trustee"), dated as of January 29, 2003, to the Indenture dated as of July 21, 1995, with respect to the Rinker Materials 6.875% Guaranteed Notes due 2005 (the "2005 Notes")
Exhibit 99.5	First Supplemental Indenture among Rinker Materials, CSR, RGL and the Trustee, dated as of February 20, 2003, to the Indenture dated as of March 1, 1994, with respect to the 2004 Notes
Exhibit 99.6	Supplemental Indenture among CSR, CSRF and the Trustee, dated as of March 13, 2003, to the Indenture dated as of July 21, 1995, with respect to the 2025 Notes
Exhibit 99.7	Second Supplemental Indenture among Rinker Materials, CSR, RGL and the Trustee, dated as of March 19, 2003, to the Indenture dated as of March 1, 1994, with respect to the 2004 Notes

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Signatures
Exhibit Index